Exhibit 99.1

SinoTech Announces US$20 Million Share Repurchase Program

BEIJING, June 23, 2011 (GLOBE NEWSWIRE) — SinoTech Energy Limited (Nasdaq:CTE) (“SinoTech”), a fast-growing provider of enhanced oil recovery (“EOR”) services in China, today announced that its Board of Directors has authorized a share repurchase program, effective immediately.

Under the program, SinoTech is authorized to repurchase up to US$20 million worth of its American Depositary Shares (“ADSs”), each representing two ordinary shares of the Company, by December 31, 2011. The repurchase of the ADSs shall be effected in the open market or in negotiated transactions, from time to time, depending on market conditions and other factors as well as subject to relevant rules under United States securities regulations. The share repurchase program will be funded by the Company’s available working capital. As of March 31, 2011, the Company had cash and cash equivalents of approximately US$81 million.

Mr. Guoqiang Xin, CEO of SinoTech, commented, “We have very clear visibility on our business in the coming quarters and are confident in SinoTech’s long-term growth prospects. Given the current capital market conditions, we believe that the share repurchase program is a prudent investment and will ultimately benefit our shareholders. For the rest of fiscal year 2011, which ends on September 30, 2011 for SinoTech, we expect to see continued strong growth supported by capacity expansion. We are on track to add eight LHD units in the next six months, bringing the total number of LHD units in operation to 16 by the end of September and 20 by the end of December 2011. Utility for these additional units will be fully supported by customer demand. As a result, we are confident total sales in fiscal year 2011 will increase by more than 120% compared to fiscal year 2010.”

About SinoTech Energy Limited

SinoTech Energy Limited (Nasdaq:CTE) (“SinoTech”) is a fast-growing provider of enhanced oil recovery (“EOR”) services in China. SinoTech provides innovative EOR services to major oil companies in China using leading edge technologies, including certain patented lateral hydraulic drilling (“LHD”) technologies, which the company has an exclusive right to use in China, and a molecular deposition film technology, for which the company holds a PRC patent. SinoTech also provides technical services to coalbed methane customers using the LHD technology.

For more information, please visit http://ir.sinotechenergy.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, SinoTech’s goals and strategies, its future business development, growth of its operations, financial condition and results of operations, its ability to introduce successful new services and attract new clients, growth of the EOR services market in China and worldwide, its beliefs regarding its strengths and strategies, changes in the oil services industry in China, including changes in the policies and regulations of the PRC government governing the oil services industry, its access to current or future financing arrangements, and fluctuations in general economic and business conditions in China, and other risks and uncertainties disclosed in SinoTech’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to SinoTech’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about SinoTech and the oil and gas industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. SinoTech undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

CONTACT:	Investor and media inquiries:

Ms. Rebecca Guo

SinoTech Energy Limited, Beijing

+ 86-10-8712-5555

rebecca.guo@sinotechenergy.com

Brunswick Group LLP

Ms. Yue Yu

+86-10-6566-2256

sinotech@brunswickgroup.com

Source: SinoTech Energy Limited

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